SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 31, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)
Form 20-F-  ☐  Form 40-F-  ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes:  ☐  No:  ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)
Enclosed:
News Release

March 31, 2010
Oyu Tolgoi Investment Agreement takes full legal effect
following completion of conditions precedent
Mongolian Government to acquire 34% interest in Oyu Tolgoi
Full-scale mine construction cleared to commence
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, today welcomed the successful completion of the conditions precedent that had been incorporated into the landmark Investment Agreement to build and operate the Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi Region.
The comprehensive Investment Agreement, which creates a stable and long-term regulatory, fiscal and legal environment for the project in Mongolia, now has taken full legal effect.
Under terms of the agreement, the Government of Mongolia will become a partner in the development of Ivanhoe Mines’ Oyu Tolgoi Project. The government will acquire a 34% interest in the Ivanhoe Mines subsidiary, Oyu Tolgoi LLC, which holds the Oyu Tolgoi mining licences. Mongolia’s interest will be held through the state-owned, sovereign-wealth resources company, Erdenes MGL LLC. Ivanhoe Mines will own a 66% interest in Oyu Tolgoi LLC.
The Mongolian Government announced today that it had confirmed that the procedural and administrative conditions contained in the Investment Agreement had been satisfied within the allocated six-month period that has followed the agreement’s official signing on October 6, 2009. Mongolia’s national Parliament voted in July 2009 to authorize the government to conclude the Oyu Tolgoi Investment Agreement with Ivanhoe Mines and its strategic shareholder, Rio Tinto, as part of a transparent, democratic legislative process.
“The completion of the Investment Agreement as part of the coalition government action program to develop the largest Mine in Mongolia’s history at the world-class Oyu Tolgoi copper-gold deposit will allow this ‘Centennial Development Project’ to give a significant boost to the economic and financial development of Mongolia, create large-scale infrastructure projects and the establishment of new urban centres and improve the livelihoods of Mongolian families,” the Mongolian Government said in a statement issued in Ulaanbaatar.
Ivanhoe Mines Executive Chairman Robert Friedland said, “After nine years of discoveries at Oyu Tolgoi, a big piece of the future of copper and gold in Asia is poised to become a reality. With this Investment Agreement taking full effect, we now have a long-term partnership and a definitive blueprint to start building that future at Oyu Tolgoi.”
Mr. Friedland said the participation of Rio Tinto guarantees that the world’s best mining and environmental practices and some of the most advanced mining technologies will be applied to the Oyu Tolgoi Project. Rio Tinto currently owns 22.4% of Ivanhoe Mines and holds options to increase that interest to 46.6% during the next 19 months.
Andrew Harding, Chief Executive of Rio Tinto’s Copper Group, said, “We plan to be a partner in Mongolia for decades to come and are looking forward to moving into the development phase of the project.”

Construction budget for 2010 establishes timeline for first copper-gold production in 2013
In anticipation of the successful satisfaction of the conditions precedent in the Investment Agreement, the joint Ivanhoe Mines-Rio Tinto Technical Committee has approved a US$758 million budget to launch full-scale construction of the Oyu Tolgoi complex in the second quarter of 2010.
“Oyu Tolgoi will be one of the world’s greatest mining centres,” Mr. Macken said.
“Our discoveries, combined with the application of the Zeus induced-polarization exploration technology and our ongoing exploration drilling, mean that Oyu Tolgoi still will be powering Mongolia’s economy a century from now.”
“The site-wide construction that is about to begin will see the open-pit mine in operation in 2012 and the beginning of commercial production of copper and gold in 2013.”
Work planned in the 2010 construction budget includes:
•	Resumption of the sinking of the 10-metre-diameter Shaft #2, which will be used to hoist ore to the surface from the deep, underground, copper-gold-rich Hugo Dummett Deposit.
•	Construction of a 97-metre-tall (approximately 31-storey), reinforced-concrete headframe for Shaft #2.
•	Pouring the concrete foundation for the 100,000-tonne-per-day concentrator and deliveries of building materials for the concentrator and infrastructure.
•	Installation of a 20-megawatt power station and 35-kilovolt distribution system.
•	Initial earthworks for the open-pit mine at the Southern Oyu deposits.
•	Continuation of lateral underground development off Shaft #1 at the Hugo Dummett Deposit.
•	Construction of a 105-kilometre highway link to the Mongolia-China border, which will be fully paved by the time production begins.
•	Construction of a regional airport, with a concrete runway to accommodate Boeing 737-sized aircraft.
To the end of 2009, Ivanhoe Mines had invested approximately US$1 billion in the exploration and development of Oyu Tolgoi since acquiring the exploration licences in 2000. An estimated additional US$4 billion will be required from the project’s partners to build and commission the mining complex.
Mr. Friedland said Ivanhoe Mines will provide shareholders and stakeholders with update reports on the progress of construction. “All of us at Oyu Tolgoi LLC are looking forward to inviting international investors to the Oyu Tolgoi mining complex as full-scale construction begins this spring.”
Further details of the Oyu Tolgoi Investment Agreement may be found in the Ivanhoe Mines news release from October 6, 2009, available at www.IvanhoeMines.com.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
Ivanhoe Mines’ other core assets are its 57% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX & 1878:HK); an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830 Website: www.ivanhoemines.com
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting the plannned launch of full-scale construction of the Oyu Tolgoi complex in the second quarter of 2010, the planned purchase of an additional US$50 million Mongolian Government treasury bill, the plan to undertake the work in the 2010 construction budget, the planned application of the world’s best mining and environmental practices and some of the most advanced mining technologies at the Oyu Tolgoi Project, the estimated additional US$4 billion to build and commission the Oyu Tolgoi mining complex, the plan to commence Oyu Tolgoi’s open-pit mine operations in 2012 and commercial production of copper and gold in 2013
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 31, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary